SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2008

CRESUD SOCIEDAD ANONIMA COMERCIAL

INMOBILIARIA FINANCIERA Y AGROPECUARIA

(Exact name of Registrant as specified in its charter)

CRESUD INC.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno 877, 23rd Floor, (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      T             Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      T

CRESUD S.A.C.I.F. and A

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is a copy of the letter dated May 12 2008 with the report for the nine-month period ended on March 31, 2008 and March 31, 2007 filed with the Bolsa de Comercio de Buenos Aires and with the Comisión Nacional de Valores.

By letter dated May 12, 2008, the Company filed the report for the nine-month period ended on March 31, 2008 and March 31, 2007 as requested by Section 63 of the Bolsa de Comercio de Buenos Aires rules. The result of such period reflects:

	03-31-08	03-31-07
	Ps,	Ps,
1- Period Result
Ordinary	27,626,283	36,716,166
Extraordinary	—	—
Period Profit	27,626,283	36,716,166

2- Net Worth Composition

Outstanding Shares	500,774,772	308,527,234
Treasury Shares	—	—
Subscribed Capital	500,774,772	308,527,234
Comprehensive Capital Adjustment	166,218,124	166,218,124
Premium on Shares	867,243,398	167,682,828
Technical revaluation	—	—
Legal Reserve	15,644,814	13,176,701
Reserve for new projects	158,743,802	120,099,646
Retained earnings	27,626,283	36,716,166
Temporary conversion difference	10,413,280	(3,360,656)
Total Net Worth	1,746,664,473	809,060,043

In accordance with the Article o), Section 63 of the above referenced rules, the Company informed that as of the end of the Financial Statements period the authorized capital of the Company is Ps. 500,774,772. Its share composition is divided in 500,774,772 of non endorsable registered common stock of face value Ps. 1 each, and with right to 1 vote each.

As of March 31, 2008 the amount of 323,145,442 non endorsable common stock of face value Ps.1 each and with right to 1 vote each are not held by the principal shareholders. It amount of shares represents 64.5% of the issued authorized outstanding capital.

The principal shareholder is Inversiones Financieras del Sur S.A. with 171,153,109 shares, which represent 34.2% of the issued authorized outstanding capital.

On March 2008, the Company increased its share capital in 180 million shares. Each shareholder received, for each share subscribed, free of charge one warrant to purchase 0,33333333 new shares at a price of US$ 1.68 for every share to be purchased. Accordingly, 180 million warrants entitling its holders to purchase a total of 60 million additional shares at the mentioned price were granted. The warrants will expire on May 22, 2015. The warrants are traded on the Buenos Aires Stock Exchange under the symbol “CREW2” and additionally the Company is applying to list them on the NASDAQ.

The following activities can be remarked during the period:

•

The increase of 165% in the profit for the nine-month period ended on March 31, 2008 was motivated by better results obtained from the production and sales of crops, beef cattle and milk, in addition to the profit obtained from the sale of hectares in the “Los Pozos” and “La Esmeralda” establishments during the second quarter of the current fiscal year.

•

As of March 31, 2008 the Company harvested 99% of the wheat sowed area, 79% of the sunflower sowed area, 23% of the corn sowed area and 8% of the soy sowed area. In the current campaign 59,547 hectares were sowed, a 13% more than in the previous year.

•

Development of land reserves: the Company estimates to increase, towards the end of the current fiscal year, the hectares under cattle production in the “Los Pozos” establishment from 38,500 to 62,000 and the hectares under agricultural production in “Agropecuaria Cervera” from 3,960 to 17,500.

•

The net result of the Company was reduced mainly due to an increase in the financial cost which was the result of a higher debt level and the lower contribution of the Company’s subsidiary IRSA Inversiones y Representaciones S.A. whose results have been affected by the decrease in the valuation of certain financial assets. The operating results of IRSA and Banco Hipotecario show an increase year after year.

•

BrasilAgro: The Company’s equity interest at the end of the quarter was 11%. BrasilAgro has 8 establishments, adding up to 144,000 hectares and estimates to have a 19% of them under production by the end of the fiscal year.

•

Capital Increase: during March, the total amount of the 180 million of the shares offered were subscribed, showing one more time the support of the investors community to the Company’s strategy of expansion.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

By:	/s/ Saúl Zang
Name:	Saúl Zang
Title:	Vice Chairman of the Board of Directors

Dated: May 19, 2008.